Exhibit 99.1

Allego, a Leading Pan-European Public EV Fast Charging Network, Exceeds Revenue and Operational

EBITDA Targets for 2021; First Quarter of 2022 Operating Dynamics Remain Robust

•	2021 reported revenues increased 95% to €86.3 million, as the number of charging sessions increased 65% over the prior year amidst Allego’s broad geographic footprint.

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Allego’s network delivered 83GWh of clean, 100% renewable energy in 2021, an increase of more than 77% from 2020. Therefore, its network delivered 414 million green km (258 million miles) in 2021 vs. 234 green km (145 million miles) in 2020.

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Full-year 2021 net loss was €319.7 million, compared to the prior-year period of €434.0 million. For the first time, operational EBITDA turned positive, increasing nearly 200% to €9.2 million, driven by solid top-line growth and strong margin conversion associated with the Allego business model.

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Utilization rate[1], a key performance indicator, rose to 7.6% at year-end from 4.4% at the start of the year due to strong demand. At the 2021 level of utilization, Allego’s premium sites produce a positive internal rate of return (IRR) even without subsidies.

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Signed signature partnerships with Carrefour and Nissan, amongst others, and closed on a first-of-its-kind project finance vehicle for EV charging infrastructure, raising €138 million in growth capital.

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In 1Q22, utilization rate was 7.7%, a 71% increase from 4.5% year-over-year, while the total number of sessions of 2.1 million rebounded 84%, and total energy sold doubled to 32 GWh in the period. The first quarter is seasonally the lowest.

•	The Company maintains a secured backlog of over 800 premium sites, signed for a 10-year or longer lease terms that provide robust revenue visibility.

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Allego expects to announce its first quarter of 2022 financial results and adopt a reporting cadence in-line with U.S. domiciled companies. The Company will make a separate announcement on the timing of the results.

PARIS & ARNHEM, the Netherlands & NEW YORK – May 16, 2022 – Allego Holding N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast-charging network, announced today that it published its Annual Report on Form 20-F with full-year 2021 results. The filing can be accessed on the Company’s website at the link here.

Despite a year of challenges, including the impact of the novel coronavirus (“COVID-19”), Allego reported 2021 results that exceeded its internal projections. Reported 2021 revenues nearly doubled to €86.3 million, compared to €44.2 million in the prior-year period, as total charging sessions exceeded 6.1 million, an increase of 65% from the 2020 level. Charging revenue grew 75% to €26.1 million, driven by higher utilization rates as the fallout from COVID-19 abated and an increased installed base. Additionally, charging revenues benefitted from increased average kWh consumption caused by the growing population of battery-electric vehicles (BEVs) and the increasing number of such cars with extended battery capacity.

Services revenue increased 105% to €60.2 million from the prior-year period. It was primarily attributable to the strong demand for B-to-B charging solutions and the continued development of the Mega-E rollout over Europe, which entails creating charging infrastructure in a larger part of Europe. The Company had significant success in signing new marquee contracts with blue-chip customers.

[1]	Utilization rate, a key performance measure, is referenced for ultra-fast chargers.

Along with achieving many milestones in 2021, the Company had approximately 31,000 public charging ports and about 16,000 public and non-public sites across 14 countries, which have since expanded into Italy. In comparison, Allego had about 22,000 public charging ports and approximately 10,800 public and non-public sites at the end of 2020. Importantly, Allego’s network delivered 83GWh of clean, 100% renewable energy to EV drivers in 2021, a 77% increase from 2020.

The reported 2021 gross profit of €25.2 million equated to a margin of 29.2%. After including €7.5 million of government subsidies (€2.0 million) and the sale of HBE certificates (€5.5 million) in revenues (vs. other income) to make a like-for-like comparison to the plan, the gross margin was 34.9%, or 120 bps better.

Full-year 2021 operational EBITDA turned positive for the first time and increased to €9.2 million compared to a loss of €9.7 million in the prior year, an improvement of nearly 200%. 2021 operational EBITDA margin on reported revenue was 10.7%, or 200 bps ahead of the plan. Net loss in 2021 was €319.7 million compared to a net loss of €43.4 million in the prior-year period, principally due to share-based (non-cash) payment expenses granted to an external consulting firm in 2022 for legal, accounting, and consulting expenses, and employee benefit expenses. These expenses do not have any impact on the cash and equity of the Company.

Allego’s geographic footprint across the EU and the UK drove an 80% average recurring rate per month. Utilization reached its highest average level in December 2021 at 7.6%, almost doubling from pre-pandemic levels, despite lockdown measures in the Netherlands, the Company’s most significant market.

Combined with its secured backlog of 800 premium sites at year-end, signed for a 10-year or longer lease terms, with 500 additional locations in the pipeline, the Company expects to deploy 4,500 charging ports as part of its secured backlog, increasing its count by three-and-a-half times over the next two-to-three years. The Company’s proprietary Allamo and EV Cloud platforms are integral to evaluating and acquiring the most suitable locations, enriching its relationship with its customers, and enhancing revenue visibility.

With Europe’s focus on energy independence, Allego sees significant tailwinds for its business. In the fourth quarter of 2021, EV penetration rates in the EU equaled western Europe and the UK for BEVs was 14.2% in the fourth quarter of 2021 and 9.1% for the entire year, an increase of about 63%.2 The pace of growth continued in the first quarter of 2022, with BEV sales rising 53% year-over-year. 2 In contrast, EV sales in 2021 represented approximately 4% of the light-vehicle market in the U.S. According to LMC Automotive, the European market is expected to continue growing for the rest of this decade. It is expected to overtake China and become twice the size of the US market by 2030. Furthermore, with high urbanization rates leading to the scarcity of private charging, the demand for public fast EV charging within Allego’s core Europe markets will remain elevated.

[2]	Source: European Automobile Manufacturers’ Association (ACEA)

Moreover, stringent European CO2 regulations for internal combustion engines (ICE), highly favorable incentives for EV purchases, and geopolitical events have strengthened the ongoing de-carbonization emphasis. They have renewed the focus on energy independence. Owing to this backdrop, the opportunities for partnerships are enormous, mainly as fleets and logistics firms assess their operational strategies, with many large cities, including London, having announced bans on ICE vehicles beginning in 2025.

Allego’s success at signing prominent customer relationships like Carrefour and Nissan, amongst others, in 2021, within its services segment, to build, operate and maintain the sites added more than 1,000+ additional locations. These relationships provide the Company with a stable revenue stream for up to five years or more and create brand visibility and loyalty with the commercial partners and the final consumer.

CEO Comment

Mathieu Bonnet, Chief Executive Officer, commented, “2021 was a very successful year for Allego despite the challenges posed by the pandemic and the pursuant lockdowns. Even under these circumstances, we nearly doubled our revenues, delivered positive operational EBITDA that exceeded our business plan, signed milestone agreements with important clients, and expanded our geographic footprint while strengthening customer relationships who visit at an 80% average recurring rate per month.”

Mr. Bonnet added, “Our operating results for January and February shared with the market show continuing strength of the business, setting us up well for the remainder of 2022.3 In 1Q22, our utilization rate was 7.7%, a 71% increase from 4.5% year-over-year, while the total number of sessions of 2.1 million rebounded 84%, and total energy sold doubled to 32 GWh in the period. Note that the first quarter is seasonally the softest quarter for the Company.”

“While the current geopolitical situation has created volatility in energy and financial markets, we continue to maintain pricing power. We defended our margins through a 17% price increase implemented in January without impacting our utilization rates. We are implementing further action on pricing to mitigate the impact of higher energy price increases. Our strong and strategic supplier relationships continue to support our growth as supply-chain interruptions are limited thus far. Moreover, we view the emphasis on energy independence as key to fueling the growth of EVs and providing both organic and inorganic opportunities to scale our business further.”

Selected Operating and Strategic Initiatives for Second-Half 2021

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In November 2021, Allego and Meridiam closed the first-of-its-kind special purpose project finance vehicle for EV charging infrastructure, which will support the construction of more than 2,000 fast and ultra-fast charge points at over 200 locations across France, in partnership with Carrefour.

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Allego agreed to open 120 new fast-charging EV stations across the Netherlands and Belgium and separately secured 13 additional ultra-fast charging locations along major highways in Flanders, Belgium. Additionally, the Company entered a partnership to install ultra-fast charging locations in France.

[3]	Allego, a Leading Pan-European EV Fast Charging Network, Sees Strong Momentum in Early First Quarter of 2022

•	Allego entered into a strategic partnership with Nissan.

•	Allego expanded its partnership with REWE Nord to build hundreds of new charging locations across Germany.

Key Metrics

	Year ending December 31
Metrics	2021	2020
Public Charging Ports	27,934	21,958
# Fast & Ultra-Fast charging sites	831	710
Recurring users %	78%	79%
Owned Public Charging Ports Breakdown	22,038	17,715
Third-Party Public Charging Ports	5,896	4,243
Total Number of Public Charging Ports*	27,934	21,958
Total # sessions (‘000)	6,100	3,700
Total Energy sold owned (GWh)	83	47
Secured Backlog, (sites)	800	—

*	Excludes non-public chargers in operations

Reconciliation of Loss for the Year to EBITDA and Operational EBITDA

	Year ending December 31
(€ in millions)	2021	2020	2019
Loss for the Year	(319.7)	(43.4)	(43.1)
Income tax	0.4	(0.7)	0.3
Finance cost	15.4	11.3	5.9
Amortization and impairment of intangible assets	2.7	3.7	2.3
Depreciation and impairment of right-of-use assets	3.4	1.8	1.3
Depreciation, impairments and reversal of impairments of property, plant and equipment	5.6	4.8	4.7

EBITDA	(292.2)	(22.5)	(28.6)
Fair value gains/(losses) on derivatives (purchase options)	(2.9)	—	—
Share-based payment expenses	291.8	7.1	—
Transaction costs	11.8	—	—
Bonus payments to consultants	0.6	—	—
Lease buy-outs	—	0.1	—
Business optimization costs	—	1.8	0.8
Reorganization and severance	0.1	3.8	—

Operational EBITDA	9.2	(9.7)	(27.8)

About Allego

Allego delivers charging solutions for electric cars, motors, buses, and trucks, for consumers, businesses, and cities. Allego’s end-to-end charging solutions make it easier for companies and cities to deliver the infrastructure drivers need. In contrast, the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprising approximately 31,000 public charging ports operational throughout the pan-European market – and proliferating. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives our customers and us a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient, and more enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this Press Release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance and anticipated financial impacts of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iii) fluctuations in Allego’s revenue and operating results, (iv) unfavorable conditions or further disruptions in the capital and credit markets, (v) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vi) competition from existing and new competitors, (vii) the growth of the electric vehicle market, (viii) Allego’s ability to integrate any businesses it may acquire, (ix) Allego’s ability to recruit and retain experienced personnel, (x) risks related to legal proceedings or claims, including liability claims, (xi) Allego’s dependence on third-party contractors to provide various services, (xii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiii) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xiv) general economic or political conditions, including the armed conflict in Ukraine and (xv) other factors detailed under the section entitled “Item 3.D. Risk Factors” of Allego’s Annual Report on Form 20-F for the year ended December 31, 2021 and in Allego’s other filings with the U.S. Securities and Exchange Commission (“SEC.”) The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this Press Release, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization,(ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs and anticipated transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Contact:

For Allego

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investors@allego.eu

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